02047669

RECD S.E.C.

AUG 2 2002

1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibits E-1, E-2, E-3 and E-4	File No. 70-10078
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

PROCESSED

AUG 06 2002

THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 2, 2002, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #125786 v1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibits E-1, E-2, E-3 and E-4	File No. 70-10078
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 2, 2002, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #125786 v1

AMEREN CORPORATION


Ameren Services Company (100%) 1901 Chouteau Ave St. Louis, MO 63103
607 East Adams Springfield, IL 62739
Ameren Energy (100%) Resources Company 1901 Chouteau Ave. St. Louis MO 63103
Illinois Materials Supply Co (100%) 1901 Chouteau Ave St. Louis, MO 63103
Ameren Energy Marketing Company (100%) 400 S. Fourth St St. Louis, MO 63102
Ameren Energy (100%) Development Co. (EWG) 1901 Chouteau Ave St. Louis, MO 63103
Ameren Energy Generating Company (100%) (EWG) 1901 Chouteau Ave St. Louis, MO 63103
Ameren Energy Fuels and Services Company (100%) 1901 Chouteau Ave St. Louis, MO 63103
Electric Energy Inc (20%) (EWG) 2100 Portland Road Joppa, IL 62953

* Electric Energy Inc. has 100% ownership in the following subsidiaries: Midwest Electric Power, Inc. (EWG); Joppa and Eastern Railroad Company; MetSouth, Inc.; Massac Enterprises, LLC; and Southern Materials Transfer, Inc. All subsidiaries are located at 2100 Portland Road, Joppa, IL 62953 except *Midwest Electric Power, Inc. which is located at 2150 Portland Road, Joppa, IL 62953*

** CIPSCO Investment Company has 100% ownership in the following subsidiaries: CIPSCO Securities Company; CIPSCO Energy Company; CIPSCO Venture Company and CIPSCO Leasing Company. CIPSCO Leasing Company has 100% ownership in CLC Leasing Co. A and CLC Aircraft Leasing Company. All subsidiaries are located at 607 East Adams, Springfield, IL 62739.

Exhibit E-2


[redacted]
CILCORP Investment Management, Inc.(1)
Central Illinois Light Company
CILCORP Ventures, Inc.(6)
QST Enterprises Inc.
CIM Energy Investments Inc.(2)
CIM Leasing Inc.(3)
CILCO Exploration and Development Company
CILCO Energy Corporation
Central Illinois Generation Inc.
CILCORP Energy Services Inc.
Agricultural Research and Development Corporation (80% Interest)
CILCORP Infraservices Inc.
QST Inc.
CIM Air Leasing Inc.
CILCORP Lease Management Inc.
ESE Land Corporation(4)
QST Energy Inc.
CLM Inc., IV
CLM Inc. - VII
CLM Inc. - VIII
CLM X, Inc.
CLM Inc., VI
CLM XI, Inc.
Savannah Resources Corp.(5)
ESE Placentia Development Corporation (in active)
QST Energy Trading Inc.

(1) Limited partnership interests in *Illinois Equity Fund 1992 Limited Partnership* (6.4%); *Illinois Equity Fund 1994* Limited Partnership (3.7%); Illinois Equity Fund 1996 Limited Partnership (3.7%); Illinois Equity Fund 1998 Limited Partnership (5.5%); House Investments - Midwest Corporate Tax Credit Fund, L.P.(3.4%); House Investments - Midwest Corporate Tax Credit Fund II, L.P. (8%) and Banc One Tax Credit Fund III, L.P. (9.9%).

(2) Limited partnership interest in Energy Investors Fund, L.P. (3.1%)

(3) Limited partnership interest in SunAmerica Housing Partners.

(4) Member in California/Nevada Development, LLC (15%) and was also a member in Green Park Ventures, LLC (10%), which was meanwhile dissolved.

(5) Member in McCadden Development, LLC (15%).

(6) Interest in Peoria Medical Research Corporation (4.2%) and Peoria Chiefs Community Baseball Club (2%).

CH: 1206803

Ameren

ELECTRIC SERVICE TERRITORY


ATCHINSON
NODAWAY
WORTH
HARRISON
MERCER
PUTNAM
SCHUYLER
SCOTLAND
CLARK
136
GENTRY
29
HOLT
35
SULLIVAN
CLARK
GRUNDY
ADAIR
KNOX
ANDREW
LEWIS
DEKALB
DAVIESS
LIVINGSTON
LINN
MACON
63
36
SHELBY
MARION
BUCHANAN
CLINTON
CALDWELL
36
PLATTE
CLAY
RAY
CARROLL
CHARITON
MONROE
RANDOLPH


N
JO DAVIESS
STEPHENSON
WINNEBAGO
BOONE
MC HENRY
LAKE
CARROLL
OGLE
DE KALB
KANE
DU PAGE
COOK
WHITESIDE
LEE
KENDALL
ROCK ISLAND
HENRY
BUREAU
LA SALLE
GRUNDY
WILL
MERCER
PUTNAM
KANKAKEE
STARK
MARSHALL
WARREN
KNOX
LIVINGSTON
HENDERSON
PEORIA
WOODFORD
IROQUOIS
TAZEWELL
MC LEAN
FORD
HANCOCK
MC DONOUGH
FULTON
MASON
SCHUYLER
DEWITT
CHAMPAIGN
VERMILION
MENARD
BROWN
ADAMS
CASS
PIATT
MACON
LOGAN
SANGAMON
MORGAN
SCOTT
PIKE
DOUGLAS
EDGAR
MOULTRIE
COLES
CHRISTIAN
35
74
55
57
24
155
136
72
36
54


SALINE
AUDRAIN
JACKSON
HOWARD
MISSOURI RIVER
LAFAYETTE
BOONE
COOPER
JOHNSON
PETTIS
CALLAWAY
CASS
MONITEAU
COLE
MORGAN
OSAGE
HENRY
BENTON
BATES
MILLER
ST CLAIR
MARIES
CAMDEN
HICKORY
VERNON
CEDAR
PULASKI
PHELPS
DALLAS
POLK
LACLEDE
BARTON
DADE
JASPER
GREENE
WEBSTER
WRIGHT
TEXAS
LAWRENCE
NEWTON
CHRISTIAN
DOUGLAS
BARRY
MC DONALD
STONE
TANEY
OZARK
HOWELL
70
54
44


MISSISSIPPI RIVER
MACOUPIN
MONTGOMERY
CUMBERLAND
LINCOLN
JERSEY
CALHOUN
FAYETTE
EFFINGHAM
JASPER
CRAWFORD
BOND
WARREN
ST. CHARLES
ST.LOUIS
MADISON
CLAY
RICHLAND
LAWRENCE
CLINTON
MARION
FRANKLIN
ST.CLAIR
WAYNE
EDWARDS
WABASH
WASHINGTON
JEFFERSON
MONROE
HAMILTON
WHITE
CRAWFORD
PERRY
RANDOLPH
STE.GENEVIEVE
GALLATIN
JACKSON
WILLIAMSON
SALINE
ST FRANCOIS
UNION
JOHNSON
POPE
HARDIN
CAPE GIRARDEAU
IRON
REYNOLDS
ALEXANDER
PULASKI
MASSAC
BOLLINGER
SCOTT
CARTER
STODDARD
MISSISSIPPI
RIPLEY
BUTLER
NEW MADRID
PEMISCOT
DUNKLIN
55
70
64
270
57
44
255
24
AMERENUE
AMERENCIPS
AMERENCILCO
(PENDING REGULATORY APPROVAL)
INTERSTATE HWY
STATE HWY

FOR ADDITIONAL COPIES, CONTACT DISTRIBUTION DRAFTING SQUAD LEADER @ STA. 43688 REV. 06/19/02

Ameren

GAS SERVICE TERRITORY


N
JO DAVIESS
STEPHENSON
WINNEBAGO
BOONE
MCHENRY
LAKE
CARROLL
OGLE
DE KALB
KANE
DU PAGE
COOK
WHITESIDE
LEE
KENDALL
WILL
LA SALLE
GRUNDY
KANKAKEE
ROCK ISLAND
HENRY
BUREAU
PUTNAM
MERCER
STARK
MARSHALL
LIVINGSTON
KNOX
PEORIA
WOODFORD
IROQUOIS
HENDERSON
WARREN
MC LEAN
FORD
HANCOCK
MC DONOUGH
FULTON
TAZEWELL
MASON
DEWITT
CHAMPAIGN
VERMILION
SCHUYLER
MENARD
LOGAN
PIATT
ADAMS
BROWN
CASS
MACON
DOUGLAS
EDGAR
MORGAN
SANGAMON
MOULTRIE
PIKE
SCOTT
CHRISTIAN
COLES
CLARK
RALLS
GREENE
SHELBY
ATCHISON
NODAWAY
WORTH
HARRISON
MERCER
PUTNAM
SCHUYLER
SCOTLAND
CLARK
GENTRY
SULLIVAN
ADAIR
KNOX
LEWIS
HOLT
ANDREW
DE KALB
DAVIESS
GRUNDY
LINN
MACON
SHELBY
MARION
BUCHANAN
CLINTON
CALDWELL
LIVINGSTON
CHARITON
RANDOLPH
MONROE
CARROL
29
35
36
136
63
24
74
155
55
72
57
70

5

6


PLATTE
CLAY
RAY
LAFAYETTE
JACKSON
CASS
JOHNSON
PETTIS
SALINE
HOWARD
COOPER
BOONE
CALLAWAY
AUDRAIN
MONTGOMERY
LINCOLN
PIKE
JERSEY
MACOUPIN
MONTGOMERY
FAYETTE
EFFINGHAM
JASPER
CRAWFORD
CLAY
RICHLAND
LAWRENCE
WARREN
ST. CHARLES
MADISON
BOND
MARION
ST. LOUIS
CLINTON
WABASH
EDWARDS
WAYNE
JEFFERSON
WHITE
ST. CLAIR
WASHINGTON
HENRY
BENTON
MORGAN
MONITEAU
COLE
OSAGE
GASCONADE
FRANKLIN
JEFFERSON
MONROE
RANDOLPH
PERRY
FRANKLIN
HAMILTON
BATES
ST. CLAIR
MILLER
MARIES
CAMDEN
PULASKI
PHELPS
CRAWFORD
WASHINGTON
STE. GENEVIEVE
JACKSON
WILLIAMSON
SALINE
GALLATIN
VERNON
HICKORY
CEDAR
POLK
DALLAS
LACLEDE
DENT
IRON
ST. FRANCOIS
PERRY
UNION
JOHNSON
POPE
HARDIN
BARTON
DADE
MADISON
BOLLINGER
CAPE GIRARDEAU
ALEXANDER
PULASKI
MASSAC
GREENE
WEBSTER
WRIGHT
TEXAS
SHANNON
REYNOLDS
WAYNE
SCOTT
JASPER
LAWRENCE
CHRISTIAN
DOUGLAS
CARTER
STODDARD
MISSISSIPPI
NEWTON
STONE
BARRY
TANEY
OZARK
HOWELL
OREGON
RIPLEY
BUTLER
McDONALD
NEW MADRID
PEMISCOT
DUNKLIN
70
54
44
64
270
255
55
57
24

AMERENUE

AMERENCIPS

AMERENCILCO
(PENDING REGULATORY APPROVAL)

INTERSTATE HWY

STATE HWY

Gas Service Area
AmerenUE (MO.) = Approx. 12,956 Sq. Mi.
AmerenUE (Ill.) = Approx. 76 Sq. Mi.
AmerenCIPS = Approx. 23,279 Sq. Mi.
AmerenCILOCO = Approx. 4,500 Sq. Mi.
Total Service Area = Approx. 40,811 Sq. Mi.

NOTE:
Shaded counties indicate Ameren gas service to residential; commercial; or industrial customers within portions of the county.

FOR ADDITIONAL COPIES, CONTACT DISTRIBUTION DRAFTING SQUAD LEADER @ STA.43688 REV. 06/19/02